EXHIBIT 99.42

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts in US dollars, unless otherwise stated)

Thursday, September 27, 2012

Alamos Gold Provides Notice of Third Quarter 2012 Results and Conference Call

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) plans to release its third quarter 2012 results before the start of trading on Thursday, October 25, 2012. Senior management will host a conference call at 12:00 pm ET that day to discuss the results and provide an update on the Company’s operating, exploration, and development activities.

Participants may join the conference call by dialling 1 (866) 226-1793 or 1 (416) 340-2218 for calls outside Canada and the United States, or via webcast on the Company’s website at www.alamosgold.com.

A playback of the conference call can be accessed after the event until November 8, 2012 by dialling 1 (800) 408-3053 or 1 (905) 694-9451 for calls outside Canada and the United States. The pass code for the conference call playback is 1104480. The archived audio webcast will also be available on the Company’s website at www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 500 people globally and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $300 million cash and short-term investments, is debt-free, and unhedged to the price of gold. As of September 26, 2012, Alamos had 120,580,706 common shares outstanding (125,559,706 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman	Allan Candelario

Investor Relations	Investor Relations

(416) 368-9932 x 401	(416) 368-9932 x 406

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and

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TRADING SYMBOL: TSX:AGI

reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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